Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (Form S-8 to be filed on or about November 7, 2007) pertaining to the Magellan Midstream Partners Long-Term Incentive Plan of our reports dated February 26, 2007, with respect to the consolidated financial statements of Magellan Midstream Partners, L.P., Magellan Midstream Partners, L.P.’s management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Magellan Midstream Partners, L.P., and the consolidated balance sheets of Magellan GP, LLC, all of which are included in Magellan Midstream Partners, L.P.’s Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Tulsa, Oklahoma
November 2, 2007